Exhibit 99.5

Financial News

CIBC’s 2022 Virtual Annual and Special Meeting of Shareholders Meeting Materials Now Available

TORONTO, March 3, 2022 – CIBC (TSX: CM) (NYSE: CM) today announced that its meeting materials, including the 2022 Management Proxy Circular, for its Annual and Special Meeting of Shareholders scheduled on Thursday, April 7, 2022 at 10:30 a.m. Eastern Daylight Time (EDT), are now available.

Virtual Annual and Special Meeting of Shareholders

Our 2022 Annual and Special Meeting of Shareholders will be held virtually by live webcast and telephone to protect the health and wellbeing of participants amid the uncertainties and evolving nature of the COVID-19 pandemic. We remain committed to supporting shareholder engagement in our meeting. Shareholders and duly appointed proxyholders will have the opportunity to attend the meeting online in real-time, ask questions and vote through the live webcast. Any shareholder or proxyholder may also call into our phone line to listen to the meeting (though voting is not available by phone) or ask questions by following instructions from the Conference Line Operator. Shareholders or guests will not be able to attend the meeting in person.

●	When: Thursday, April 7, 2022, 10:30 a.m. (EDT)

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Virtual Meeting: Log in at https://cibcvirtual.com/agm2022 at least 15 minutes before the meeting starts or call 1 866 696-5894, passcode 2296336# (English) or 1 866 696-5910, passcode 6552323# (French) for an audio only experience

We encourage shareholders to vote in advance of the meeting by one of the methods described in the Management Proxy Circular (available at www.meetingdocuments.com/TSXT/cibc) and their proxy form or voting instruction form. Shareholders with questions may contact CIBC’s transfer agent TSX Trust Company at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

We also encourage shareholders to submit questions for our Board and management in advance of the meeting by email to the Corporate Secretary at corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Meeting Materials

CIBC’s meeting materials have been filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. Distribution of the meeting materials to shareholders began today and they can also be accessed online:

●	CIBC website: CIBC Annual Meeting webpage
●	TSX Trust Company’s website: www.meetingdocuments.com/TSXT/cibc
●	SEDAR: www.sedar.com
●	EDGAR: www.sec.gov/edgar.shtml

Shareholders may obtain a paper copy of the Management Proxy Circular or the Annual Report, free of charge, by contacting our transfer agent, TSX Trust Company, through one of the methods described in the Management Proxy Circular.

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Alice Dunning, CIBC Investor Relations, 416-861-8870, alice.dunning@cibc.com

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Belling, CIBC Investor & Financial Communications, 416 594-7251, erica.belling@cibc.com

Tom Wallis, CIBC Media Relations, 416-980-4048, tom.wallis@cibc.com